

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Thomas B. Miller
Chief Financial Officer
Ixia
26601 West Agoura Road
Calabasas, California 91302

> **Re: Ixia**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 4, 2013**
> **Form 10-Q for the quarterly period ended March 31, 2013**
> **Filed May 10, 2013**
> **Form 8-K/A dated August 24, 2012**
> **Filed November 9, 2012**
> **File No. 000-31523**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Note 15. Restatement, page 114

1.   We note that you have restated your financial statements for the years ended December 31, 2011 and 2010 and your unaudited quarterly financial information for each of the quarters in the year ended December 31, 2011 and for the first three quarters in the year

ended December 31, 2012 to correct the manner in which you recognize revenue related to your warranty and software maintenance contracts. We also note that you have not filed and do not intend to file amendments to the previous financial statements that were affected as a result of the error corrections, which impact accounting periods beginning in 2008. Please explain to us in a greater detail why you do not believe that restatements to any period prior to fiscal year 2010 are necessary and how you concluded that amendments to any previous filings are not required.

2. As a related matter, we see from page 78 that restatement adjustments of $3.3 million were recorded against the beginning retained earnings balance as of December 31, 2009. Please clarify who audited the restatement adjustments related to periods prior to January 1, 2010.

Form 10-Q for the quarterly period ended March 31, 2013

Item 4. Controls and Procedures, page 30

3. We see you assessed your disclosure controls and procedures as of December 31, 2012 as "not effective" due to the material weakness that resulted in the restatement of your financial statements. Subsequently, you conclude that as of March 31, 2013, disclosures controls and procedures are effective and state that there have been no changes in internal control over financial reporting in the fiscal quarter ended March 31, 2013. Please tell us how disclosure controls and procedures are now effective at March 31, 2013 without any changes in internal control over financial reporting. Please also reconcile the statement that there were no changes in internal control over financial reporting in the quarter ended March 31, 2013 with the disclosure of the remediation efforts to address the material weakness subsequent to year-end on page 64 of your Form 10-K.

Form 8-K/A dated August 24, 2012

Exhibit 99.1 – BreakingPoint Systems, Inc. Financial Statements

Independent Auditor's Report

4. We note that the Independent Auditor's Report for BreakingPoint Systems, Inc. does not include the auditor's name or conformed signature. Please amend your filing to include an independent auditor's report that complies with Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645, Kristin Lochhead at 202-551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief